

February 16, 2021

Eifion Jones
Senior Vice President and Chief Financial Officer
Hayward Holdings, Inc.
400 Connell Drive
Suite 6100
Berkeley Heights, NJ 07922

> **Re: Hayward Holdings, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted February 9, 2021**
> **CIK No. 0001834622**

Dear Mr. Jones:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 3, 2021 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response and revised disclosures to prior comment 5. Given that you make multiple references throughout the filing noting your significant reliance on aftermarket sales and your assertions that aftermarket sales comprises a majority of your total sales, each time you discuss aftermarket sales, revise to clearly disclose the fact that such sales data and information is derived from management's estimates based on outside, third-party information and is not based on actual GAAP sales results.

Eifion Jones
Hayward Holdings, Inc.
February 16, 2021
Page 2

Notes to Consolidated Financial Statements
Note 13. Earnings per Share, page F-26

2.   We note your response to prior comment 6. Please tell us why you consider unvested restricted stock awards to be outstanding, and what accounting guidance you considered when forming your conclusion. In your response, please clarify the terms of such awards, such as voting, dividend and transfer rights or repurchase provisions, and revise your disclosures in Note 16 to include such terms.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff Attorney, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rachel Phillips